GREIF, INC.
425 Winter Road
Delaware, Ohio 43015
(740) 549-6000 (General Number)
(740) 549-6101 (Facsimile Number)

February 26, 2010

VIA EDGAR

United States
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Greif, Inc. Form 10-K for Fiscal Year Ended October 31, 2009 Filed on December 23, 2009 File No. 1-00566

Ladies and Gentlemen:

This letter is in response to the February 16, 2010 comment letter from the staff of the Securities and Exchange Commission (the “Commission”) to Michael J. Gasser, Chairman and Chief Executive Officer of Greif, Inc. (the “Company”), with respect to the subject filing.

For convenience, each comment contained in the February 16 letter is repeated followed by the Company’s response. The Company believes that the following information responds fully and completely to each of the comments in the February 16 letter.

Form 10-K for the fiscal Year Ended October 31, 2009

Exhibits

1.	It appears that exhibits 10(p), (r), (y) and (bb) have not been filed in their entirety. In your next periodic report, please file these material agreements in their entirety, including all schedules, exhibits, annexes, appendices, etc.

ANSWER: Please be advised that the agreements referenced as exhibits 10(r) and 10(y) were terminated in December 2008. Accordingly, the Company respectfully submits that the filing of these schedules and exhibits are not necessary, as those agreements are no longer material to stockholders.

The agreements referenced as exhibits 10(p) and 10(bb) will be filed in their entirety as exhibits with the Company’s Form 10-Q for its fiscal quarter ended April 30, 2010. However, to the extent that any such schedules or exhibits contain confidential information, the Company reserves the right to redact such information and request confidential treatment thereof.

Schedule 14A Definitive Proxy Statement

Compensation Discussion and Analysis, page 15

2.	Although you discuss performance measures in this section, you have not provided quantitative disclosure of the terms of the necessary targets to be achieved for your named executive officers to earn their long-term incentive compensation. Please confirm that in the future filings you will disclose the specific performance targets used to determine those incentive amounts and provide us with the draft disclosure you will include in future filings, or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Please note that we are requesting disclosure of targets for the most recent completed three year performance period, not ongoing performance periods.

ANSWER: The Company confirms that in its future filings of proxy statements which include a Compensation Discussion and Analysis section, the Company will disclose the specific performance targets used to determine those incentive amounts.

The Company anticipates that the disclosure in future proxy statements which include a Compensation Discussion and Analysis section will include the following disclosures for the Long Term Incentive Plan:

The last paragraph found under the heading “Long Term Incentive Plan” (or a similar heading) will be substantially similar to the following:

For the three-year performance period ending in fiscal year 2010, the target level of level of performance goals for “earnings per share, as adjusted for special items,” and “operating cash flows” were $[*] and $[*], respectively, which would result in a 100% payout of each individual Named Executive Officer’s award potential. For Mr. Gasser the award potential was [*]% of his base salary, for Mr. Huml the award potential was [*]% of his base salary, for Mr. Fischer the award potential was [*]% of his base salary, and for each of Messrs. Brown, Martz and Patton the award potential was [*]% of his base salary. The Special Subcommittee established the threshold number as being realistic to achieve and the maximum as being difficult to achieve for this performance period.

The last paragraph found under the heading “Compensation of the Chief Executive Officer and Other Named Executive Officers” (or a similar heading) will be substantially similar to the following:

At the December 2010 meeting, the Special Subcommittee also certified the extent to which the performance goals under the Long Term Incentive Plan had been achieved for the three-year performance period ended in fiscal year 2010.

The Special Committee certified that performance targets of [*] of earnings per share, as adjusted for special items, and [*] of operating cash flow had been achieved under the Long Term Incentive Plan, which resulted in a [*]% target payout to Mr. Gasser, the other Named Executive Officers, and the other participants in the Long Term Incentive Plan. Accordingly, Mr. Gasser was awarded a cash payment of $[*] and [*] restricted shares of the Company’s Class A stock under the Long Term Incentive Plan for fiscal year 2010. See “Summary Compensation Table” for the amount of the award to the other Named Executive Officers under the Long Term Incentive Plan for fiscal year 2010.

The Company anticipates that the other disclosures concerning the Long Term Incentive Plan would remain substantially the same as those disclosures contained in the Schedule 14A Definitive Proxy Statement for its 2010 annual meeting of stockholders.

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact the undersigned at (740) 549-6100.

Very truly yours,

GREIF, INC.

By /s/ Gary R. Martz
Gary R. Martz
Senior Vice President and General Counsel

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